ROBIN S. YONIS
Vice President
Fund Advisor General Counsel
Office: (949) 219-6767
Fax: (949) 719-0804
E-mail: Robin.Yonis@PacificLife.com
April 27, 2011
VIA EDGAR
Michael Kosoff, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
File Nos. 33-13954 and 811-5141
Dear Mr. Kosoff:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on March 3, 2011 and on March 9, 2011, concerning post-effective amendment No. 82 to the Pacific Select Fund (the “Trust”) registration statement on Form N-1A (the “Prospectus” and Statement of Additional Information “SAI”), which was filed on January 18, 2011 with the SEC, in reliance on Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Trust’s responses.
General Comments:
1.	Comment: Please provide the Tandy Representations that the Trust customarily makes.

Response: The Trust hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Trust from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

2.	Comment: General: (a) Please confirm that the registrant is aware of applicable XBRL requirements; and (b) please consider deleting the information on page 2 identifying variable life and annuity products to which the portfolios are available for investment.

Response:
(a)	The Trust confirms that it is aware of applicable XBRL requirements.

(b)	We believe the disclosure is helpful to investors and permitted by the Instruction to Item 1(a) of Form N-1A and General Instruction C.3(b). Accordingly, the disclosure has been retained.
Prospectus Comments:
3.	Comment: Derivatives: please review each portfolio’s use and disclosure of derivatives instruments in accordance with the ICI letter on derivatives to ensure that each portfolio’s disclosure is appropriately tailored for each portfolio.

Response: The Prospectus disclosure regarding derivatives has been reviewed and certain revisions have been made, to the extent applicable, reflecting the guidance provided in the July 30, 2010 letter from Barry D. Miller to Karrie McMillan.

4.	Comment: Service Provider Roles: on page 164, there is disclosure about the third-party consultant’s role in selecting underlying funds for the fund of fund portfolios. Please explain supplementally why this entity is not considered an adviser for those fund of fund portfolios.

Response: PLFA currently uses asset allocation analysis and research from an independent third-party consulting firm with expertise in asset allocation strategies in determining the composition of the portfolios. However, all investment discretion is exercised by PLFA. The disclosure has been adjusted to more clearly describe the respective roles of PLFA and the research firm.

5.	Comment: Risk / Return Summary Section: General:
(a)	Principal Risks: To the extent applicable, please remove any references in the Risk / Return Summary section to non-principal risks as they are not explicitly called for by the form.

Response: We confirm that all risks disclosed in the Risk / Return Summary section have been determined to constitute principal risks.

(b)	Performance Bar Chart and Table: please identify the class whose returns are presented.

Response: The Prospectus has been amended accordingly.

(c)	Expense Table: for portfolios with a fee waiver and/or expense reimbursement, please remove “advisory” from the fee waiver line item caption and revise the final line item caption to state: “total annual fund operating expenses after [fee waiver/expense reimbursement]”, as applicable.

Response: The Prospectus has been amended accordingly, although due to space limitations, “fund” has been omitted to improve readability.

(d)	Market Cap Risks: please confirm that small-, mid- and large-cap risks are disclosed for a portfolio only if they are principal risks, in which case there should be a corresponding principal strategy.

Response: The Prospectus has been amended accordingly, to the extent necessary.

(e)	International Portfolios: certain international portfolios list the top countries in which the portfolios invest. Please move this disclosure in the Prospectus after the Item 8 disclosure as it is not explicitly called for by Item 4 of Form N-1A.

Response: The Prospectus disclosure has been amended accordingly.
6.	Comment: Cash Management Portfolio: Please revise the last sentence of the third paragraph of the Principal Risks Summary section, as it might be read to imply that the portfolio may have other principal risks and, unless it is a principal risk, in which case a corresponding strategy needs to be reflected in the Principal Strategy Summary section, please remove inflation indexed debt securities risk. In addition, please confirm supplementally that the Principal Risks Summary section discloses all principal risks.

Response: The Prospectus has been amended accordingly. In addition, the Trust confirms that only the portfolio’s principal risks are disclosed in its Principal Risk Summary section.

7.	Comment: Diversified Bond Portfolio: please add investing in inflation indexed debt securities and emerging market securities as principal strategies or remove the associated risks.

Response: The Prospectus disclosure has been amended accordingly.

8.	Comment: Floating Rate Loan Portfolio: please include non-diversification risk as a principal risk.

Response: The Prospectus disclosure has been amended accordingly.

9.	Comment: High Yield Bond Portfolio: please add investing in inflation indexed debt securities as a principal strategy or remove the associated risk.

Response: The Prospectus disclosure has been amended accordingly.

10.	Comment: Inflation Protected Portfolio: (a) please round the fees in the fee table to nearest one-hundredth of one percent and (b) please disclose in a footnote that “other expenses” are based on estimated amounts for the current fiscal year, per Instruction 6 to Item 3 of Form N-1A for “new funds.”

Response: The Prospectus disclosure has been amended accordingly.

11.	Comment: Managed Bond Portfolio: please add investing in inflation indexed debt securities and US government securities as principal strategies or remove the associated risks.

Response: The Prospectus disclosure has been amended accordingly.

12.	Comment: Short Duration Bond Portfolio: (a) please add investing in inflation indexed debt securities as a principal strategy or remove the associated risk; and (b) please delete investing in foreign securities as a principal strategy or add the associated risk.

Response: The Prospectus disclosure has been amended accordingly.

13.	Comment: American Funds Growth Portfolio and American Funds Growth-Income Portfolio: (a) please revise footnote 2 to the fee table to clarify whether the fee waiver is applied at the master level, the feeder level or to the combined master and feeder total advisory fee that is reflected in the Management fee line item to the fee table; (b) as a feeder invests substantially all of its assets in the master, please revise the Risk/Return Summary section to include all principal strategies and risks of the master.

Response: The Prospectus disclosure has been amended accordingly. We note, however, that while the substance of the master’s principal strategies and risks are reflected, there are variations in specific wording for consistency throughout the Trust’s Prospectus.

14.	Comment: Comstock Portfolio: please update the last column of the average annual return table to reflect 10 years.

Response: The Prospectus disclosure has been amended accordingly.

15.	Comment: Equity Index Portfolio: please disclose the name of the applicable benchmark in the Principal Investment Strategies Summary section.

Response: The Prospectus disclosure has been amended accordingly.

16.	Comment: Long/Short Large-Cap Portfolio: (a) please move the first four sentences of the Principal Investment Strategies Summary section, which arguably do not constitute principal strategies, after the Summary section; and (b) if there are two different sleeves for which different investment strategies or processes are employed, please describe the differences.

Response:
(a)	The Prospectus disclosure has been amended accordingly.

(b)	The Long/Short Large-Cap Portfolio is managed by two different portfolio management teams at J.P. Morgan; however, both teams use similar investment strategies resulting in no differences in the descriptions of their strategies.

17.	Comment: Mid-Cap Value Portfolio: please explain supplementally why the “other expenses” are not the same for both classes.

Response: The difference noted in the Prospectus included in the initial Rule 485(a) file reflected a typographical error and has been corrected.

18.	Comment: Small-Cap Equity Portfolio: (a) please describe the Franklin strategy before the Blackrock strategy in the Principal Investment Strategies Summary section since Franklin is responsible for a larger allocation of the portfolio; (b) please add tracking error and derivatives risk as principal risks of investing in the portfolio if these are principal strategies; and (c) please add a column to the average annual total return table to reflect 5 years.

Response:
(a)	The Prospectus has been amended accordingly.

(b)	The Prospectus has been amended to add tracking error risk for the Blackrock-managed portion of the strategy. We note that derivatives risk has not been added as a principal risk. Use of derivatives appears in the Principal Investment Strategies Summary section solely as part of the portfolio’s 80 percent policy for compliance with Rule 35d-1 under the Investment Company Act and not as a principal strategy. While the 80 percent policy makes clear that derivatives may be used to satisfy the 80 percent policy, it does not imply that investing in derivatives itself is a principal strategy. Accordingly, we respectfully decline to make the requested change.

(c)	The Prospectus has been amended accordingly.
19.	Comment: Small-Cap Index Portfolio: please include derivatives risk if investing in derivatives is a principal strategy or remove it from the Principal Investment Strategies Summary section.

Response: We note that derivatives risk has not been added as a principal risk. Use of derivatives appears in the Principal Investment Strategies Summary section solely as part of the portfolio’s 80 percent policy for compliance with Rule 35d-1 under the Investment Company Act and not as a principal strategy. While the 80 percent policy makes clear that derivatives may be used to satisfy the 80 percent policy, it does not imply that investing in derivatives itself is a principal strategy. Accordingly, we respectfully decline to make the requested change.

20.	Comment: American Funds Asset Allocation Portfolio: (a) please revise footnote 2 to the fee table to clarify whether the fee waiver is applied at the master level, the feeder level, or to the combined master and feeder total advisory fee reflected in the fee table; (b) as a feeder invests substantially all of its assets in the master, please revise Risk/Return Summary section to include all principal risks of the master; and (c) please update the performance information since now the portfolio has investment operations for more than one year.

Response: The Prospectus disclosure has been amended accordingly.

21.	Comment: Pacific Dynamix Portfolios: (a) please revise the first sentence of the principal strategies as a quarter of the underlying funds are not index funds; (b) please confirm supplementally that the principal risks from holdings in underlying funds that are disclosed are the principal risks attributable to an investment in the Pacific Dynamix Portfolio as opposed to an exhaustive list of all principal risks of each underlying fund; (c) with respect to the Moderate Growth and Growth Portfolios, please remove the second paragraph in the Principal Risks Summary section; (d) if the top tier fund maintains liquidity reserves, please explain how this affects the percentage allocations.

Response:
(a)	We note that, depending on the particular Pacific Dynamix Portfolio, the target allocation to index portfolios ranges from 76 to 83 percent, which we believe reflects a “primary” investment focus on index mutual funds. Accordingly, we respectfully decline to make the requested change.

(b)	The Trust confirms that the Principal Risks Summary section discloses as principal risks from holdings in underlying funds the principal risks attributable to an investment in the Pacific Dynamix Portfolio from its holdings of those underlying funds.

(c)	The Prospectus disclosure has been amended accordingly.

(d)	Maintaining liquidity reserves, if at all, is not expected to alter the percentage allocations to underlying portfolios in any meaningful way. Accordingly, we respectfully decline to add the suggested disclosure.
22.	Comment: Portfolio Optimization Portfolios: (a) please disclose in a footnote that “other expenses” and “acquired fund fees and expenses” are based on estimated amounts for the current fiscal year, per Instruction 6 to Item 3 of Form N-1A for “new funds”; (b) please confirm supplementally that the principal risks from holdings in underlying funds that are disclosed are the principal risks attributable to an investment in the Portfolio Optimization Portfolio as opposed to an exhaustive list of all principal risks of each underlying fund; and (c) please revise the last sentence of the third paragraph of the Principal Risks Summary section, as it makes it sound that the portfolio may have other principal risks.

Response:
(a)	The Prospectus disclosure has been amended accordingly.

(b)	The Trust confirms that the Principal Risks Summary section discloses as principal risks from holdings in underlying funds the principal risks attributable to an investment in the Portfolio Optimization Fund from its holdings of those underlying funds.

(c)	The Prospectus disclosure has been amended accordingly.
23.	Comment: PD High Yield Bond Market Portfolio: please add investing in inflation indexed debt securities as a principal strategy or remove the associated risk.

Response: The Prospectus disclosure has been amended accordingly.

24.	Comment: Purchase and Sale of Shares (page 119): please include disclosure regarding Class P shares.

Response: The Prospectus disclosure has been amended accordingly.

25.	Comment: Payments to Broker-Dealers and Other Financial Intermediaries (page 119): please revise the disclosure as appropriate to reflect Class P shares.

Response: The Prospectus disclosure has been amended accordingly.

26.	Comment: Additional Information section: (a) please review the principal risks bullets to confirm they match the principal risks in the Summary section; (b) please replace the “investment discretion” risk bullet with “active management” risk bullet for consistency among Item 4 and Item 9 terms; (c) asset allocation portfolios: please include disclosure that the feeder has the ability to change its investment in the master per Item 12(c)(4) of Form N-1A; and (d) please re-order all risks so they are alphabetical.

Response:
(a)	The Trust confirms that the risk bullets in the two sections match.

(b)	The Prospectus disclosure has been amended accordingly.

(c)	Disclosure responsive to Item 12(c)(4) of Form N-1A already appears in the Additional Information About Investments, Strategies and Risks section in the second paragraph of the “Master/feeder mutual fund structure” sub-section. Accordingly, we respectfully decline to add further disclosure.

(d)	We believe that disclosing risks in alphabetical order is not required by Form N-1A. Accordingly, we respectfully decline to make the requested change.
27.	Comment: Distribution and Service Arrangements: (a) please include a description of Class P shares as appropriate; and (b) if Class I can increase its service fee absent a shareholder vote, please disclose the maximum service fee.

Response:
(a)	Class P shares are not covered by the Trust’s Service Plan and the Trust does not have a Rule 12b-1 Plan. Accordingly, additional disclosure has not been added.

(b)	The Trust’s Service Plan, which is a non-12b-1 plan, provides that “the Servicing Fee shall be paid at the rate of 0.20% on an annualized basis of the average net assets of each Portfolio.” As such, the disclosed 0.20% rate constitutes the maximum service fee under the Trust’s Service Plan. While it is theoretically possible that the Board of Trustees could determine to authorize a 5 basis point increase to the extent consistent with then-applicable legal requirements, there is no current intention to pursue such an increase. In the meantime, as stated above, 0.20% constitutes the “maximum service fee” pursuant to the Trust’s Service Plan, and that amount is disclosed. In addition, we observe that the disclosure in question about the Service Plan is not strictly required by Item 12 of Form N-1A, which calls for disclosure about Rule 12b-1 distribution and service plans. It is included, however, because we believe that it is consistent with the spirit of the Item 12 requirement and may be helpful to investors in understanding Trust fees and expenses. Accordingly, we respectfully decline to make the requested change.

SAI Comments:
28.	Comment: Portfolio Manager Conflicts of Interest: please add disclosure relating to PLFA in response to Item 20(a)(4) of Form N-1A.

Response: The SAI disclosure has been amended accordingly.

29.	Comment: Disclosure of Portfolio Holdings: to the extent that the trust discloses holdings information before it is publicly available, please identify the recipient, the frequency, and the length of the lag, if any, between the date of the information and the date the information is disclosed, as required by item 16(f)(1)(iii) of Form N-1A.

Response: In light of the comment, the following disclosure was added:
“Certain service providers may receive portfolio holdings information without any lag, depending upon the circumstances, to the extent necessary or appropriate to provide services to the Fund, and may include the Fund’s custodian, accountant, transfer agent, independent registered public accounting firm and legal counsel, as well as independent legal counsel to the Independent Trustees.”
30.	Comment: Third-Party Analytical Firm Used in the Fund of Funds: please include the disclosure required under Item 19(d) or (e) of Form N-1A. Also, please include the agreement with the firm under 28(d) or 28(h) as an exhibit in Part C.

Response: In light of the comment, the following disclosure was added to the end of the section titled, “Organization and Management of the Fund”:
“Third Party Consultant
Pursuant to a Licensing and Services Agreement dated May 1, 2011, Ibbotson Associates provides certain asset allocation consulting services to the Adviser for use by the Adviser in connection with the Portfolio Optimization and Pacific Dynamix Portfolios, in exchange for an asset-based fee, subject to an annual minimum. Under a prior arrangement, PLFA paid Ibbotson Associates for consulting services relating to the Pacific Dynamix Portfolios.”
In addition, we have filed the form of agreement as an Item 28(h) exhibit in Part C. We note, however, that because the agreement is a consulting services agreement between PLFA and the third-party consulting firm, and the fees for those services are paid by PLFA and not the Trust, the specific fee information is not included.
Additional Comments Given by Telephone on March 9, 2011:
31.	Comment: General: the Prospectus states in the Principal Risks Summary section that PLFA “may be subject to competing interests that have the potential to influence its decisions for the portfolio,” and in making investment allocations among the underlying portfolios, “may be influenced by its view that an underlying portfolio may be harmed” by its actions. Please explain supplementally how investment decisions taken by PLFA in its capacity as adviser to the fund of funds and to each of the underlying funds for the benefit of certain of those underlying funds is consistent with Section 17(d) of the Investment Company Act.
Response: It appears that your question is prompted by the following disclosure included in the Portfolio Summary section for each of the Pacific Dynamix and Portfolio Optimization Portfolios:
“Potential Conflicts of Interest Risk: PLFA may be subject to competing interests that have the potential to influence its investment decisions for the portfolio. For example, PLFA may be influenced by its view of the best interests of underlying portfolios, such as a view that an underlying portfolio may benefit from additional assets or could be harmed by redemptions.”1
We note that our disclosure of potential conflicts of interest is robust. This is consistent with the very high standards for disclosure that we adhere to for the Trust. We urge the staff not to mistake our attempt at fulsome risk disclosure as a suggestion of a regulatory issue under the Investment Company Act of the type posed by the question. PLFA is aware that as investment adviser to the Trust, it has a fiduciary duty to manage the Trust in accordance with the investment objectives and strategies of each portfolio as disclosed in the prospectus. Accordingly, PLFA has had a process in place for determining allocations of a fund-of-funds to underlying portfolios that has led PLFA and the Trust’s Board to a high degree of comfort that potential conflicts of interest as referenced in the above disclosure have not interfered with the adviser’s fiduciary duty. This process has involved, among other things, the use of objective research from an independent party. To further strengthen this process in connection with the organization of the Portfolio Optimization Portfolios, PLFA is in the process of formalizing its approach to the management of conflicts in written procedures that will continue to serve as a tool for managing conflicts of interest and proper execution of the adviser’s fiduciary duty. Please note also that the following disclosure will be added to the Potential Conflicts of Interest disclosure in the Additional Information About Investments, Strategies and Risks—Additional Risk Information section of the prospectus: “PLFA seeks to identify and address any such potential conflicts in a manner that is equitable for the portfolios.”
32.	Comment: Fund of Funds: please disclose in the Prospectus, to the extent applicable, that in addition to investing in funds that might have higher fees, PLFA’s obligations with respect to underlying fund fee waivers and reimbursement arrangements may also influence allocation decisions.

Response: The Prospectus disclosure has been amended accordingly.

33.	Comment: Underlying Portfolios: please include Prospectus disclosure for each of the underlying funds that assets are subject to the potential for large outflows at the discretion of the adviser to the fund of funds investing in that fund, which could result in an unexpected increase in the fund’s expense ratio and/or transaction costs.

Response: The Prospectus disclosure has been amended accordingly.

[1]	In accordance with the “layered” approach to disclosure mandated by Form N-1A, additional information about Potential Conflicts of Interest Risk is provided in the Additional Information About Investments, Strategies and Risks—Additional Risk Information section of the Prospectus.

34.	Comment: SAI: please add disclosure clarifying the extent to which the board of directors for the fund of funds monitors the activities of PLFA to ensure actions taken for the benefit of certain underlying portfolios do not conflict with its obligations as adviser to the fund of funds.

Response: While the Board is vigilant in its oversight of those actions taken by PLFA and sub-advisers which are determined to present actual or potential material conflicts of interest, we respectfully decline to add the requested disclosure as it is not required by Form N-1A.

35.	Comment: Please clarify supplementally whether PLFA waives any portion of its advisory fees to the underlying funds and whether it will do so on an ongoing basis.

Response: PLFA currently has agreed to a waiver of its advisory fees for certain Underlying Portfolios. The level and term of all such waivers are disclosed in a footnote to the Fee Table for each applicable Underlying Portfolio, as well as in the statutory section of the Prospectus and in the SAI.
If you have any questions or further comments regarding this matter please contact me at 949-219-6767.
Sincerely,
/s/ Robin S. Yonis